UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of March 2005

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes ☐    No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on December 31, 2004, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on February 25, 2005.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, February 25, 2005

Sirs

Comisión Nacional de Valores

Present

Attention: Dra. Aida Lamus

President

Dear Dra. Lamus,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the unaudited Financial Statements as of and for the period ended December 31, 2004, which includes its respective notes, that are presented comparative to the previous year ago period (2003).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Gregorio Tomassi
Gregorio Tomassi
Head of Strategic Planning and Investor Relations Cantv

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE

VENEZUELA (CANTV) AND SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2004 and 2003,

and for the years ended

December 31, 2004, 2003 and 2002

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In millions of constant bolivars as of December 31, 2004)

	December 31,
	2004	2003
ASSETS
CURRENT ASSETS:
Cash and temporary investments	993,004	930,679
Accounts receivable, net (Note 6)	474,909	517,761
Accounts receivable from Venezuelan Government entities (Note 7)	182,007	138,544
Inventories, spare parts and supplies, net (Note 8)	262,116	87,445
Other current assets	47,120	60,468

Total current assets	1,959,156	1,734,897
Property, plant and equipment, net (Note 9)	4,073,704	4,455,547
Cellular concession, net (Note 2)	185,654	192,425
Long-term accounts receivable from Venezuelan Government entities (Note 7)	38,607	29,012
Other assets (Note 10)	352,550	443,796

Total assets	6,609,671	6,855,677

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of the long-term debt (Note 11)	169,605	238,450
Accounts payable	747,398	485,302
Accrued employee benefits	86,099	91,100
Short-term pension and other post-retirement benefit obligations (Note 13)	88,883	90,470
Dividends payable	23,568	81,928
Deferred revenue	146,769	146,980
Other current liabilities (Note 12)	301,004	275,220

Total current liabilities	1,563,326	1,409,450
LONG-TERM LIABILITIES:
Long-term debt (Note 11)	92,837	219,392
Provision for legal and tax contingencies (Note 19)	122,221	56,218
Pension and other post-retirement benefit obligations (Note 13)	701,900	767,432

Total liabilities	2,480,284	2,452,492

Minority interests	4,467	3,261

STOCKHOLDERS’ EQUITY (Note 14):
Capital stock adjusted for inflation (equivalent to nominal capital stock of Bs. 29,047 and Bs. 34,173, respectively)	2,564,026	3,013,017
Additional paid-in capital	40,453	40,453
Retained earnings	1,283,644	1,477,579
Legal reserve	256,403	325,303
Treasury stock	—	(448,991)
Workers benefit shares	(95,830)	(97,629)
Translation adjustment and other	76,224	90,192

Total stockholders’ equity	4,124,920	4,399,924

Total liabilities and stockholders’ equity	6,609,671	6,855,677

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of constant bolivars as of December 31, 2004, except information per share and per ADS)

	Years ended December 31,
	2004	2003	2002
OPERATING REVENUES:
Local service	957,716	1,055,042	1,186,823
Domestic long distance	300,744	300,107	381,755

Local and domestic long distance	1,258,460	1,355,149	1,568,578

International long distance	113,671	116,651	152,409
Net settlements	(2,310)	13,861	21,959

International long distance	111,361	130,512	174,368
Fixed to mobile outgoing calls	656,251	676,278	860,069
Interconnection incoming	87,916	86,638	69,804
Data transmission	412,560	342,721	257,810
Other wireline-related services	180,729	131,555	119,251

Total wireline services	2,707,277	2,722,853	3,049,880
Wireless services	1,052,284	817,016	764,846
Wireless equipment sales	204,861	62,972	17,690

Total wireless services	1,257,145	879,988	782,536
Other	142,201	145,514	131,312

Total operating revenues	4,106,623	3,748,355	3,963,728

OPERATING EXPENSES:
Labor and benefits	576,581	662,969	679,954
Operations, maintenance, repairs and administrative	1,186,939	867,676	960,776
Cost of sales of wireless equipments	270,912	94,060	44,468
Provision for uncollectibles	89,198	104,507	105,305
Interconnection costs	411,352	425,917	401,507
Depreciation and amortization	963,344	1,231,807	1,308,861
Concession and other taxes	250,215	217,892	301,258

Total operating expenses	3,748,541	3,604,828	3,802,129

Operating income	358,082	143,527	161,599

OTHER INCOME (EXPENSES), NET:
Financing benefit (cost), net (Note 15)	25,251	(19,647)	(14,402)
Gain (loss) in sale of investments	12,576	(46,243)	—
Other income (expenses), net	3,764	892	(9,374)

Total other income (expenses), net	41,591	(64,998)	(23,776)

Income before income tax	399,673	78,529	137,823
INCOME TAX (Note 17)	(91,193)	(42,420)	(35,566)

Income before minority interest	308,480	36,109	102,257
Minority interest	1,796	625	1,008

Net income	306,684	35,484	101,249

Earnings per share	395	46	130

Earnings per ADS (based on 7 shares per ADS)	2,766	320	913

Average shares outstanding (in millions)	776	776	776

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In millions of constant bolivars as of December 31, 2004)

	Capital stock			Additional paid-in capital	Retained earnings	Legal reserve	Treasury stock	Workers benefits shares	Translation and other adjustments	Total stockholders’ equity
	Nominal value	Inflation adjustment	Total
Balance as of December 31, 2001	34,173	2,978,846	3,013,017	40,453	2,168,642	325,303	(448,991)	(92,619)	77,951	5,083,756
Net income	—	—	—	—	101,249	—	—	—	—	101,249
Dividends declared (Note 14)	—	—	—	—	(418,433)	—	—	—	—	(418,433)
Workers benefit shares	—	—	—	—	(4,399)	—	—	(6,210)	—	(10,609)
Valuation of available for sale investments	—	—	—	—	—	—	—	—	16,359	16,359

Balance as of December 31, 2002	34,173	2,978,846	3,013,017	40,453	1,847,059	325,303	(448,991)	(98,829)	94,310	4,772,322
Net income	—	—	—	—	35,484	—	—	—	—	35,484
Dividends declared (Note 14)	—	—	—	—	(400,054)	—	—	—	—	(400,054)
Workers benefit shares	—	—	—	—	(4,910)	—	—	1,200	—	(3,710)
Valuation of available for sale investments	—	—	—	—	—	—	—	—	(4,118)	(4,118)

Balance as of December 31, 2003	34,173	2,978,846	3,013,017	40,453	1,477,579	325,303	(448,991)	(97,629)	90,192	4,399,924
Net income	—	—	—	—	306,684	—	—	—	—	306,684
Dividends declared (Note 14)	—	—	—	—	(571,587)	—	—	—	—	(571,587)
Workers benefit shares	—	—	—	—	2,068	—	—	1,799	—	3,867
Cancellation of treasury stock (Note 14)	(5,126)	(443,865)	(448,991)	—	—	—	448,991	—	—	—
Release of excess of legal reserve (Note 14)	—	—	—	—	68,900	(68,900)	—	—	—	—
Valuation of available for sale investments	—	—	—	—	—	—	—	—	(13,968)	(13,968)

Balance as of December 31, 2004	29,047	2,534,981	2,564,026	40,453	1,283,644	256,403	—	(95,830)	76,224	4,124,920

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of constant bolivars as of December 31, 2004)

	Years ended December 31,
	2004	2003	2002
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	306,684	35,484	101,249
Adjustments to reconcile net income to net cash provided by operating activities-
Loss (gain) from net monetary position	24,673	(3,804)	(49,004)
Exchange (gain) loss, net	(6,329)	53,651	68,586
Gain in sale of investments	(12,576)	—	—
Depreciation and amortization	963,344	1,231,807	1,308,861
Provision for doubtful accounts	89,198	104,507	105,305
Provision for inventories obsolescence	48,460	11,081	45,847
Provision for legal and tax contingencies	109,311	31,449	32,142
Changes in current assets and liabilities -
Accounts receivable	(121,714)	(64,807)	(238,592)
Accounts receivable from Venezuelan Government entities	(85,801)	(56,795)	24,193
Inventories, spare parts and supplies	(225,825)	26,252	(15,292)
Other current assets	8,657	(42,609)	1,551
Accounts payable	361,892	(20,195)	158,253
Accrued employee benefits	8,554	80,072	(28,746)
Deferred revenues	15,885	10,609	16,256
Other current liabilities	47,502	31,561	(4,636)

	1,531,915	1,428,263	1,525,973
Changes in non current assets and liabilities -
Other assets	55,148	(16,375)	31,614
Pension and other post-retirement benefit obligations	(65,532)	(125,744)	(120,156)

Net cash provided by operating activities	1,521,531	1,286,144	1,437,431
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of information systems, net of disposals	(62,102)	(16,931)	(168,072)
Capital expenditures, net of disposals	(475,149)	(131,318)	(606,366)

Net cash used in investing activities	(537,251)	(148,249)	(774,438)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from borrowings	41,950	—	—
Payments of debt	(231,768)	(115,956)	(303,176)
Dividends paid	(620,489)	(675,937)	(396,596)
Assignment (purchase) of shares for workers benefit fund	3,867	(3,710)	(10,609)

Net cash used in financing activities	(806,440)	(795,603)	(710,381)

Increase (decrease) in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain on cash and temporary investments	177,840	342,292	(47,388)
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS:	(143,008)	(166,147)	(119,358)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS:	27,493	69,739	252,372

Increase in cash and temporary investments	62,325	245,884	85,626
CASH AND TEMPORARY INVESTMENTS:
Beginning of the year	930,679	684,795	599,169

End of the year	993,004	930,679	684,795

SUPPLEMENTARY INFORMATION:
Unpaid dividends	23,568	81,928	358,500

Cash paid during the year for -
Interest	25,129	44,400	56,440

Taxes	425,722	508,650	372,043

RESULT FROM NET MONETARY POSITION:
Operating activities	65,650	55,246	48,966

Financing activities	52,685	114,705	119,396

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004, unless otherwise indicated)

NOTE 1 - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.

NOTE 2 - COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañía Anónima Nacional Teléfonos de Venezuela (referred to as CANTV or the Company) is one of the primary providers of telecommunication services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, national and international wireline telephone service, and private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunication services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), Cantv.Net, C.A. (Cantv.Net), C.A. Venezolana de Guías (Caveguías), and Altair, C.A. (Altair). (See note 3 (d) - Consolidation).

CANTV entered into a Concession Agreement (referred to as the Concession) with the Government of the Bolivarian Republic of Venezuela (referred to as the Government) in 1991 to provide, manage and operate national telecommunications services, with the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. CANTV did not make an initial payment for this concession. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (see Note 19 (d) - Commitments and contingencies - Concession mandates and Note 4 (c) - Regulation - Competition). Beginning on June 12, 2000, the Company was regulated by the Concession and the Organic Telecommunication Law, enacted on that date (see Note 4 - Regulation).

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of wireline telephone service, including local, national and international access until November 27, 2000. Beginning on November 27, 2000, any party who obtains the corresponding administrative concession is permitted to provide basic telecommunication services in the country (see Note 4(c) - Regulation).

b)	The Concession is for 35 years ending in 2026, and is renewable for an additional period of 20 years subject to the approval of the Ministry of Infrastructure (referred to as the Ministry) and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid to the Government an annual 5.5% of billed services related to Concession tax. Beginning in January 2001, the Company is subject to an annual concession tax of up to 4.8% of gross revenues (see Note 4(a) - Regulation - Tax regime). These expenses are reflected in the accompanying consolidated statements of operations as Concession and other taxes totaling Bs 101,823, Bs 91.274 and Bs 113,395 for the year ended December 31, 2004, 2003 and 2002, respectively.

d)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or revocation and termination of the Concession. Penalties assessed against CANTV through December 31, 2004 have not been material. Also, penalties assessed against CANTV through December 31, 2004 for other concepts have not been material.

Cellular Concession

On May 19, 1992, the Company purchased one of two Cellular concessions from the Government for Bs 275,039 (Bs 5,388 on an historical cost basis) and established Movilnet. The cellular concession was granted for 20 years and is renewable for an additional 20 year period. The amount paid for the cellular concession is being amortized over 40 years. As of December 31, 2004 and 2003, accumulated amortization is Bs 89,385 and Bs 82,614, respectively.

The cellular concession agreement specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, imposition of fines proportionate to the damage caused and/or temporary suspension or extinction of the concession. Through December 31, 2004, no penalties have been imposed on Movilnet under this concession agreement.

Beginning in 2001, the tax regime applicable to cellular services operators was 9.3% of gross revenues subsequently decreasing by 1% per annum through 2005 (see Note 4(a) - Regulation - Tax regime).

For the years ended December 31, 2004, 2003 and 2002, the Cellular concession tax expense included in the consolidated statements of operations is reflected as Concession and other taxes and totaled Bs 77,464, Bs 50,741 and Bs 87,993, respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a)	Basis of presentation

Consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Venezuela (VenGAAP) issued by the Venezuelan Federation of Public Accountants (VFPA). According to the Venezuelan Statement of Accounting No. 0, the hierarchy of controlling accounting guidance is VenGAAP followed in succession by the International Financial Reporting Standards (IFRS),Mexican GAAP bulletins, Financial

Accounting Standard Board pronouncements (FASB) and accounting standards issued by other Latin-American countries with issues similar to those of Venezuela.

b)	Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results may differ from those estimates.

c)	Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of December 31, 2004, in accordance with the Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) (revised and comprehensive), issued by the VFPA and dated December 2000. For all legal and statutory purposes, CANTV uses financial statements adjusted for inflation.

Amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at December 31, 2004 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV). The purpose of this update is to present financial statements under the same purchasing power. Therefore, the accompanying financial statements do not represent market or realizable value of non-monetary assets, which will vary from the updated values based on price indices.

As of December 31, the most representative indices used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	2004	2003	2002
Period CPI	459.65073	385.66175	303.46946
Average for period CPI	428.73086	352.14698	268.63036
Annual Inflation	19%	27%	31%

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 2004, as follows:

i.	Monetary assets and liabilities (cash and cash equivalents, accounts receivable, certain other assets and most liabilities) including foreign currency balances as of December 31, 2004, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of December 31, 2003, have been updated based upon the relative change in the CPI between that date and the CPI at December 31, 2004.

ii.	Non-monetary assets (principally inventories, spare parts and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets) and shareholders’ equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 2004.

iii.	The non-monetary liability for pension and other post-retirement benefit obligations and their related expenses is recorded based on actuarial calculations (see Note 13 - Retirement benefits).

iv.	Monetary revenues and expenses have been updated based on the change in the CPI from the month in which transactions were recorded and the CPI at December 31, 2004.

v.	Non-monetary expenses (primarily depreciation, amortization and pension and other post-retirement benefit expenses) are based on the value of the corresponding asset (primarily property, plant and equipment, cellular concession and software) in the accompanying consolidated balance sheets (See (ii) above).

vi.	The monetary result is attributable to the Company’s net monetary asset or liability position during an inflationary period and is shown under the Financing cost, net in the accompanying consolidated statements of operations (see Note 15- Financing cost, net).

d)	Consolidation

The consolidated financial statements include CANTV and all its majority-owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, Cantv.Net, Caveguías, CANTV Finance Ltd. and Altair, C.A The Company is also consolidating the workers’ benefit fund (see Note 14 - Shareholder’s equity - Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned. All significant intercompany balances and transactions among the companies have been eliminated in consolidation.

On October 24, 2003, an extraordinary Shareholders’ Meeting of Altair approved its dissolution and the transfer of its assets and liabilities to CANTV effective December 31, 2003, before which date it was included as a subsidiary in the consolidated financial statements.

e)	Cash and cash equivalents

Cash and cash equivalents and temporary investments include short-term, highly liquid investments, having original maturities of three months or less. The loss in purchasing power of bolivar denominated cash and cash equivalents and temporary investments is due to inflation and foreign exchange gains of cash and cash equivalents and temporary investment, are reflected as a separate caption in the consolidated statements of cash flows.

f)	Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which do not exceed their net realizable value. Certain inventories, spare parts and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

g)	Property, plant and equipment and depreciation and amortization

Property, plant and equipment is recorded at acquisition or construction cost, adjusted for inflation. Property, plant and equipment includes capitalized direct labor, allocated overhead costs, and materials used in connection with construction work in progress. Maintenance and repair costs are expensed when incurred while major improvements (including technological “upgrade”) and renewals that extend the assets’ useful lives or asset capability are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are reduced from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statements of operations.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the fixed assets and the amortization over the period assigned to the intangible assets (see Note 2 - Company Background and Concession Agreement - Cellular Concession and Note 10- Other assets).

In November 2004, based on technical studies, the Company revised and updated the depreciation periods of certain equipment from the cellular network related to second generation mobile services changing the useful lives from 7 to 5 years, and certain radio bases components changing the useful lives from 7 to 3 years. These changes in estimates resulted in an additional expense recorded in 2004 of Bs 12,104.

h)	Computer software

The cost of certain projects and computer systems (“software”) for internal use and the upgrades that extend the assets’ useful lives or asset capability are capitalized and classified as information systems. The cost of these assets is amortized between 3 to 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company, and no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software and modifications to existing software and internal costs incurred in the adoption and implementation of new software are expensed when incurred.

i)	Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated fair values. The Company’s management believes that as of December 31, 2004 and 2003, in accordance to applicable accounting principles, there is no impairment in the carrying value of its long-lived assets.

j)	Revenue recognition

Revenues for telecommunication services, including wireless services, access to Internet and data transmission are recognized in the period in which services are rendered based on minutes of use, monthly charges for basic rent and special services, all net of credits and discounts adjustments. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of directories. Revenues related to phone handsets sales are recognized when the equipment is delivered and accepted by the customer or distributor.

The Company records billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly charges for telecommunication services and telephone directories, as deferred revenue.

Reimbursable Subscriber rights from wireline services activation are recorded as a liability (see Note 12 - Other current liabilities)

During 2004, the Company began to defer revenues from activation of wireless lines fees charged to customers, which is being recognized progressively over the estimated average time in which services are expected to be rendered and not at the time of the sale. Prior to 2004, the Company did not charge to customers significant amounts related to activation fees.

During 2002, the Company launched a promotion for cellular subscribers consisting of awarding customers with credits in services for their total usage transacted during November and December of 2002. The amount was credited to each subscriber’s account in equal installments, beginning in February 2003, over a twelve month period. The credits were granted only if certain conditions were met. Postpaid customers were required to maintain active and solvent accounts, while prepaid customers were required to maintain positive balances. In January 2004, the remaining balance of deferred revenues of Bs 3,237 related to the 2002 promotion was recognized. A similar promotion was not offered during 2003 and 2004.

During November 2004, the Company launched “Promoción Navidad” for wireless subscribers effective until January 2005 which included bundling products and services such as cellular handsets, activation fees, credits and short messaging, among others. Revenue from activation fees will be deferred and recognized over an estimated average time in which customers are expected to be maintained. Credits for services earned by customers at the time they enroll the promotion will be credited in equal installments during a five month period beginning the following month of the purchase of products. The amount from these credits produced a deferred revenue, which will be amortized in equal installments over a five-month period.

The Company, as part of its sales strategy, offers incentives to distribution channels and customers. Prior to and during 2003, commissions given to authorized agents and incentives on line activations and commissions given to card distributors were presented as operations, repairs, maintenance, and administrative expenses. In December 2004, the Company changed its way to present these commissions as a reduction of revenues in the corresponding caption in the statement of operations. This change was performed following current industry practices for the recognition of cash incentives. Financial statements for 2003 and 2002 have been reclassified for comparison purposes. (See (u) - Consolidated financial statement reclassifications).

k)	Provision for uncollectible accounts

The Company maintains a provision for doubtful accounts at a level deemed adequate to provide for potentially uncollectible receivables. The Company currently reserves 3% of monthly billed revenues for wireline services, 5% for wireless services and 10% for Internet and other voice services. The balance of this allowance is continuously assessed by management using several factors that affect the collectibility of accounts receivable. A review of the age and status of receivables is performed, designed to identify accounts to be provided with allowance on a continuous basis.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

l)	Amortization of discount on issued promissory notes

The Company has issued discounted promissory notes and commercial paper denominated in bolivars. The discount is being amortized using the effective rate method (see Note 11 - Long-term debt).

m)	Income tax

Income tax is calculated based upon taxable income, which is different from income before tax in the consolidated statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for new investment in property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as tax losses, except those from tax inflation adjustment, are permitted to be carried forward for 3 years. The Law established a Corporate Minimum Asset Tax, which remained in effect until August 2004 and was equivalent to a minimum tax calculated based on net assets adjusted for inflation. (see Note 17 - Taxes).

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between income tax expense calculated on the basis of net income, determined in accordance with VenGAAP, and taxable income for the period, in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

Recording of deferred income tax benefit is subject to a reasonable expectation of realization and a deferred tax asset can not be credited against results for an amount exceeding tax based on taxable income. Based on tax results from prior years and current conditions of economic uncertainty, the Company has not recorded the potential asset resulting from deferring the tax effect of temporary reconciliation differences.

n)	Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in the employer’s accounting records, as specified in writing by each employee.

In the event of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month of salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of involuntary termination, the Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment.

The Company has a workers benefit fund designed, among others, to award employee excellence via the granting of Company shares (see Note 14- Shareholders’ equity - Workers benefit fund). This contribution is recognized as an expense when the shares are awarded to the worker and it is determined based on the market value at the date when the shares are granted.

Additionally, Venezuelan labor law requires mandatory annual profit sharing distribution to all employees in amounts of up to 120 days of salary. CANTV made distributions equal to 120 days salary for the years ended December 31, 2004, 2003 and 2002, totaling Bs 75,552, Bs 69,820 and Bs 81,772, respectively.

o)	Pension plan and other post-retirement benefits

The noncontributory pension plan benefit and postretirement benefits relating to health care expenses are accrued based on actuarial estimates using real discount rate and real rate of compensation increase (see Note 13 - Retirement benefits). Cumulative gains and losses in excess of 10% of the greater of Projected Benefit Obligation or market-related value of plan assets are amortized over the expected average remaining future service of the current active employees until December 31, 2004. Beginning that date, amortization period will be 4 years, which does not exceeds the expected average remaining future service of the current active employees. Actuarial gains and losses may result from differences between assumptions applied in the estimates, such as inflation rates, assets returns and actual results (see Note 13 - Retirement benefits).

p)	Foreign currency denominated transactions

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the date of the transaction. Outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs 1,920/US$1 and Bs 1,600/US$1 as of December 31, 2004 and 2003, respectively

(controlled rate, see Note 21 - Exchange control and Note 5 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing benefit (cost), net caption in the accompanying consolidated statements of operations (see Note 15 - Financing cost, net). The Company does not engage in hedging activities on either foreign currency balances or transactions.

q)	Fair value of the financial instruments

Financial instruments are recorded in the balance sheet as part of the asset or liability at its corresponding fair market value. The carrying value of cash and equivalents, accounts receivable and accounts payable approximate their fair values since these instruments have short-term maturities. Since most of CANTV’s and subsidiaries loans and other financing obligations are subject to market-variable interest, management believes that carrying values approximate their fair market value. The Company has not identified financial assets qualifying as derivatives. The Company recognizes transactions with financial instruments on the negotiation date.

r)	Concentration of credit risk

Although cash and cash equivalents, accounts receivable and financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, management believes it is not significant. Cash and cash equivalents include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in high quality institutions. Most of the Company’s accounts receivable are from a wide and diverse group of customers, and collectively do not represent a significant credit risk. There is a concentration of Government accounts receivables (see Note 7 - Accounts receivable from Venezuelan government entities).

The Company is also exposed to risks related to exchange rate fluctuations and interest rate fluctuation.

s)	Earnings (loss) per share

Earnings (loss) per share are based on 776,240,474, 775,997,457 and 776,201,812 of average common shares outstanding at December 31, 2004, 2003 and 2002, respectively. This number of shares excludes treasury shares and shares for workers benefits. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have potential dilutive instruments.

t)	Market risk:

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk and market risk by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollar denominated short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not estimate any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Currently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, US dollars are not readily available due to the exchange control regime in effect since February 5, 2003.

u)	Consolidated financial statement reclassifications

Certain amounts from the December 31, 2003 consolidated financial statements have been reclassified for comparison purposes, mainly as mentioned above in (j) - Revenue recognition.

NOTE 4 - REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the agreement (see Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry of Infrastructure.

La Comisión Nacional de Telecomunicaciones (CONATEL) is an independent regulatory body under the direction of the Infrastructure Ministry, created by presidential decree in September 1991 (“CONATEL Decree”), which has, among others, the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources, granting of concessions, licenses and administrative authorizations as well as recommend the approval of tariffs and collection of taxes. CONATEL, together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia), is also responsible for the promotion and protection of free competition.

a) Tax regime

The 2001 Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenues. The new tax replaces the former annual tax and concession fee, which was assessed at 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular operators became subject to a supplementary tax of up to 4.5% of their gross revenues (excluding interconnection revenue), which decreases by 1% per annum through 2005 when it will be eliminated. This tax was 1.5% for 2004 and 2.5% for 2003.

b) Tariffs

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established maximum tariffs effective March 10, 2001 and a new “price-cap” system under which the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the devaluation rate of the bolivar against the US dollar. The “price-cap” system allows an increase or decrease of established tariffs based on deviations in excess of up to 7.5% above or below the projected monthly estimates of those indices. If the accrued excess of the projected index deviates more than 7.5% above the projections, CONATEL must review the “price-cap” formula. This “price-cap” system remains effective as of December 31, 2004.

On May 30, 2002, pursuant to the new price-cap system CONATEL published in the Official Gazette N° 37,454 the price-cap corresponding to year 2002, which became effective on June 15, 2002. This agreement contemplated the new scheme for residential plans, which reduced the number of plans from 7 to 5, including a flat residential tariff and the prepaid tariff. The new plans established by the Company under that scheme are: “Limited”, “Classic” and “Talk More For Less”, which replaced the 5 previous plans in effect through June 14, 2002. Under the price-cap system, CANTV was authorized to increase national and international long distance call services tariffs to a maximum of 19.70% and 12.83%, respectively, which have not changed since June 2002. The Company, instead, granted promotional discounts between 5.84% and 11.40% for these services.

In addition, the May 30, 2002 agreement included two provisions for extraordinary adjustments. The first extraordinary adjustment was related to residential customers, establishing the adjustment to the Price-Cap in September 2002 for any deviations between the projected variables in the agreement and the actual figures published by the Central Bank of Venezuela. The extraordinary adjustment could be up to 4%, and only required notification to CONATEL through publication in the local press. On September 16, 2002 this extraordinary tariffs adjustment became effective at the maximum 4%. The second extraordinary adjustment related to fixed to mobile outgoing calls services and international long distance. This extraordinary adjustment was applicable only if significant deviations in the devaluation occurred. On August 31, 2002, an adjustment of fixed to mobile tariffs was approved and published in the Official Gazette N°. 37,506 on August 15, 2002. Tariffs for international long distance services did not require an extraordinary adjustment.

Beginning April 1, 2003, an average increase of approximately 25% to non-regulated residential and non-residential customers and miscellaneous services tariffs by CONATEL as well as a 12% increase for flat residential plan basic rent tariffs became effective pursuant to the Official Gazette No. 37,454 published on May 30, 2002.

On April 27, 2003, regular tariff increases became effective pursuant to the tariff agreement published in the Official Gazette No. 37,669 dated April 10, 2003. Pursuant to the tariff review,

during 2003 a regular base increase of 19% came into effect, distributed in three portions in the months of April, July and October for Non-residential services and public telephones. Additionally, this agreement reproduces the provisions for extraordinary adjustments effected in July and October 2003 and January 2004 at the rates of 2%, 2% and 5%, respectively. CONATEL also approved the application of a “Charge per call established” of Bs. 28 (nominal) for non-residential customers.

Beginning August 4, 2004, the fixed to mobile calls price caps for residential, non residential and public telephone services were adjusted, pursuant to the Official Gazette No. 37,983 published on July 20, 2004. The adjustment for residential and non residential fixed to mobile tariff were 7.4% and 6.3% for public telephony.

c) Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry of Infrastructure exercised its authority under this provision to grant a rural, multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telephone services, except national and international long distance services, in population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) (see Note 22 - Intent of Acquisition of Digitel), and Consorcio ELCA, C.A. (now Digicel) for the central and eastern regions of Venezuela, respectively. Currently Infonet, Digitel and Digicel are operating as providers of telephony services.

On November 24, 2000 CONATEL issued regulations based on the new organic Telecommunications Law, which established the basic regulatory framework. The new regulations had the objective of creating an appropriate environment for new entrants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel, C.A. (Telcel) and Génesis Telecom, C.A. (Génesis) were two of the companies granted a concession. Additionally, CONATEL has granted administrative habilitations to offer long distance services to the following companies: Convergence Communications de Venezuela (Convergence), Veninfotel, Multiphone de Venezuela, C.A. (Multiphone), Telecomunicaciones NGTV, S.A., Totalcom Venezuela C.A. (Totalcom), Etelix, Telcel, Entel Chile S.A (Entel), LD Telecom, Convergia de Venezuela, C.A. (Convergia), Corporación Telemic, C.A. and Corporación Intercall, C.A., most of which offer the service by means of prepaid cards (Calling Cards).

During the second quarter of 2001, the Company completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel, telecommunications operators which existed before the opening. Current operators maintaining interconnection agreements with the

Company are: Telcel, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Entel Venezuela (formerly Orbitel), Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A., LD Telecom, Convergia Venezuela, C.A and Corporación Intercall, C.A. These agreements permit interconnection of telecommunication services between CANTV and other carrier’s networks.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s national and international long distance network without the use of the identification code.

NOTE 5 - BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in U.S. dollars and liabilities in Japanese yen (see Note 3(t) - Market risk), as of December 31, as follows:

	2004	2003
	(Expressed in millions of U.S. dollars)
Cash and cash equivalents	127	129
Accounts receivable, net	37	24
Other assets	30	41
Accounts payable	(132)	(63)
Short and long-term debt	(96)	(217)

Net liability position in foreign currency	(34)	(86)

Effective February 5, 2003, the Venezuelan Government and the BCV signed exchange control agreements that immediately established limits to the exchange of foreign currency (see Note 21 - Exchange control).

NOTE 6 - ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net balances as of December 31, are as follows:

	2004	2003
Subscribers:
Wireline telecommunications	386,277	413,187
Wireless telecommunications	71,718	60,404
Other telecommunications services	51,719	47,971
Net settlements	34,550	30,135
Telephone and prepaid card distributors	22,761	45,517
Other	4,763	19,857

	571,788	617,071
Less: Allowance for doubtful accounts	(96,879)	(99,310)

	474,909	517,761

Unbilled revenue of Bs 113,565 and Bs 108,572 are included in accounts receivable as of December 31, 2004 and 2003, respectively. (See Note 3 (j) - Revenue recognition).

NOTE 7 - ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s largest customer is the Venezuelan public sector, including the Central and decentralized Government, its agencies and enterprises, the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 8%, 7% and 5%, of the Company’s consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table shows accounts receivable from Government entities as of December 31:

Years	2004	2003
2004	151,310	—
2003	39,556	113,651
2002 and prior	29,748	53,905

Total accounts receivable from Venezuelan government entities	220,614	167,556

Less: Long-term portion	(38,607)	(29,012)

	182,007	138,544

During the years ended December 31, changes in accounts receivable from Government entities are as follows:

	2004	2003
Balance at beginning of year	167,556	149,918
Billings	345,050	272,838
Collections	(265,021)	(223,251)
Monetary loss	(26,971)	(31,949)

Balance at end of year	220,614	167,556

Less: Long-term portion	(38,607)	(29,012)
	182,007	138,544

The amounts that Central Government entities can pay for telecommunication services are established in annual budgets, which are not based upon actual annual usage. As a result of these budgeting processes and due to other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the real value of these balances has decreased.

To reduce the government debt owed to CANTV, management has taken actions to reduce uncompensated usage and recover prior years’ balances. In addition, collection tasks are being reinforced and payment agreements are being negotiated with government entities to reduce delay in payments. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of government receivables and that inflation and devaluation will continue to reduce the value of these assets.

During 2003, the Company received payments in the form of a note denominated in US dollars and Venezuelan National Debt Bonds denominated in bolivars, in the amount of Bs 68,470 (nominal value of Bs 70,191). Bs. 41,592 was applicable to centralized government entities and the remaining Bs. 26,878 was attributable to decentralized entities. As of December 31, 2004, Bs 57,095 of these bonds have become due and Bs 36,540 of them has been utilized by the Company for the payment of certain taxes, the remaining portion was recorded as temporary investments.

During 2004, the Company received payments in the form of Venezuelan National debt bonds denominated in bolivars, in the amount of Bs 7,731 (nominal value of Bs 8,081). Bs 5,314 was applicable to centralized government entities and the remaining Bs 2,417 was attributable to decentralized entities.

CANTV’s management believes all amounts from Government entities will be collected either in cash and/or through Government bonds and promissory notes.

NOTE 8: INVENTORIES, SPARE PARTS AND SUPPLIES, NET:

Inventories, spare parts and supplies, net balances as of December 31, is comprised as follows:

	2004	2003
Network equipment inventories	127,586	86,398
Equipment for sale	194,815	23,772
Prepaid cards	5,690	4,612

	328,091	114,782
Less: Allowance for inventory obsolescence	(65,975)	(27,337)

	262,116	87,445

Sales and inventory of equipment for sale balance increased substantially during the effectiveness of the exchange control regime, since the Company has increased its participation as direct distributor of cellular handsets.

20

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net of depreciation and amortization, as of December 31, is comprised as follows:

	Useful lives (in years)	2004	2003
Plant
Wireline telecommunications	3 to 32	14,378,520	15,714,849
Wireless telecommunications	2 to 20	1,285,057	1,139,122
Other telecommunications services	5 to 13	52,781	52,155
Buildings and facilities	5 to 25	3,590,239	3,138,232
Furniture and equipment	3 to 7	569,373	612,811
Vehicles	3 to 5	95,556	60,389

		19,971,526	20,717,558
Less: Accumulated depreciation
Wireline telecommunications plant		(12,035,079)	(12,694,326)
Wireless telecommunications plant		(824,926)	(769,529)
Other		(3,317,285)	(2,937,996)

		(16,177,290)	(16,401,851)

		3,794,236	4,315,707
Land		88,159	97,011
Construction work in progress		191,309	42,829

		4,073,704	4,455,547

Depreciation expense recorded year ended December 31, 2004, 2003 and 2002 totaled Bs 856,992 and Bs 1,127,895 and Bs 1,216,530, respectively. As of December 31, 2004, fully depreciated assets reached approximately Bs. 11,415,877, of which 95% are related to wireline telecommunications (approximately Bs 10,213,362 as of December 31, 2003).

Capitalized direct labor and allocated overhead costs totaled Bs 18,953, Bs 15,794 and Bs 27,812 for the years ended December 31, 2004, 2003 and 2002, respectively.

As of December 31, 2004, Construction work in progress mainly includes ongoing projects for the expansion of the new mobile technology network, expansion of Internet broadband access network, and integration and transformation of the Company’s information systems.

Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment. During 2004, assets with a carrying value of Bs 4,857 were sold through this mechanism and as of December 31, 2004, Property, plant and equipment, net includes Bs 2,947 related to non-operating buildings and land currently in sale process, which do not exceed their market value.

NOTE 10 - OTHER ASSETS:

Other assets as of December 31, are comprised as follows:

	2004	2003
Information Systems (Software), net	301,512	338,991
Investments in equity	30,524	50,080
Investment in Government obligations	—	41,002
Prepaid taxes	—	10,208
Other	20,514	3,515

	352,550	443,796

Information Systems (Software), includes the cost of computer systems for internal use, net of accumulated amortization and the cost of usage rights to satellites that are amortized over periods ranging from 3 to 7 years based upon the terms of contracts that grant usage rights. Amortization expense was Bs 106,352, Bs 103.912 and Bs 92,331, for the years ended December 31, 2004, 2003 and 2002, respectively. Accumulated amortization was Bs 1,147,673 and Bs 810,116 as of December 31, 2004 and 2003, respectively.

Investments in equity represent the Company’s share in the International Satellite Telecommunications Organization (INTELSAT) and in New Skies Satellites N.V. representing 1.12% and 1.44% ownership, respectively. The Company classifies these investments as “available for sale” and their fluctuation in fair value is reflected as Translation and other adjustments in the statement of changes in shareholders’ equity.

In July 2004, CANTV’s Board of Directors approved the sale of the Investment in New Skies Satellites N.V. In November 2004, the effective sale was approved for an amount of US$11,479,355 equal to Bs. 22,040, for which a net gain of Bs. 21,021 was recorded in the Company’s results, including the realization of Bs 20,633 previously recorded in the Translation and other adjustments account in equity. As of December 31, 2004, 95% of the proceeds from the sale have been received.

In September 2004, CANTV’s Board of Directors also approved the sale of the investment in INTELSAT to Zeus Holdings Ltd. On October 20, 2004, the sale was approved at the INTELSAT general annual shareholders . Final closing and collection of sale proceeds was still in process as of December 31, 2004 (see Note 24 - Subsequent events).

INTELSAT was initially an international telecommunications organization integrated by 148 member countries or their designated telecommunication entities. In July 2001 INTELSAT was converted to a share corporation and privatized. Up to July 2001 this investment was recorded by CANTV under the equity method and the adjustment resulting from the translation to bolivars of the financial statements of this foreign entity was included in CANTV’s shareholders’ equity.

As of December 31, 2003, Investments in Government obligations include bonds received from the Venezuelan Government, the most significant one for an amount of Bs 16,141 (nominal value of Bs 19,411) with a quarterly payable variable interest rate, due on November 18, 2005. As of December 31, 2004, bonds received from the Government are recorded as temporary investments based on due dates lower than three months. During 2004, Management changed the classification from “Investments held to maturity” to “Available for sale”. Variations from fair value of these investments are recorded in the Translation and other adjustment and valuation of available for sale investments in equity until actual disposition. As of December 31, 2004, an amount of Bs 1,094 were recorded as unrealized gain related to these bonds.

NOTE 11 - LONG-TERM DEBT:

Long-term debt as of December 31, is comprised of the following:

	2004	2003
Notes in U.S. dollars at fixed interest rates of 9.25% at December 31, 2003, maturing in 2004.	—	190,691

Bank loans in Japanese yen a fixed interest rate of 5.8% at December 31, 2004 and 2003, maturing through 2009.	91,072	105,802

IFC loans in U.S. dollars at variable interest rates:

a. Six-month LIBOR plus a margin between 1.75% and 3.00%, (averaging 5.06% and 4.18% at December 31, 2004 and 2003, respectively), maturing through 2005.	48,000	47,674

b. Six-month LIBOR plus a margin of 2.00%, (averaging 3.17% and 3.11% at December 31, 2004 and 2003, respectively), maturing through 2007.	25,200	33,372

c. Six-month LIBOR plus a margin of 1.75% and 3.00% (averaging 2.92% and 2.86% at December 31, 2004 and 2003, respectively), maturing through 2005.	19,200	38,139

Promissory notes in bolivars, bearing interest at a fixed rate of 23.5%, maturing through 2005	—	24,479

Bank loans in bolivars at fixed and variable interest rates of 22.20% and 22.52% at December 31, 2004 and 2003, respectively, maturing through 2010, partially guaranteed by a first grade mortgage on Company’s properties up to Bs 10,500.	36,900	15,679

Banks loan in bolivars, bearing interest at the average lending rate of the four major banks in Venezuela (35.70% at December 31, 2003), maturing through 2007	—	1,852
Notes payable suppliers in U.S. dollars at a fixed interest rate of 5.48% maturing in 2004.	120	154

	2004	2003
Commercial paper issued at discount at an annual interest of 12.59%, due in June 2005	41,950	—

Total debt	262,442	457,842
Less: Current maturities	(169,605)	(238,450)

Total long-term debt	92,837	219,392

In February 1997, the Company prepaid the outstanding debt balance under the Bank Refinancing Agreement and Bs 48,240 of debt to suppliers with the proceeds from the sale of two Guaranteed Notes for US$ 100 million each, which were payable in 2002 and 2004, respectively. The notes were issued by CANTV Finance Ltd., a wholly owned subsidiary of the Company. The Guaranteed Notes are unconditionally and irrevocably guaranteed by CANTV for payment of principal and interest. In January 2004 and February 2002, the Company made each payment of US$100 million related to such Guaranteed Notes.

In February 1990, the Company acquired a loan with the Japan Bank for International Cooperation (formerly The Export - Import Bank of Japan) by ¥16,228 million, and invested in technological changes in the transmission network and urban connection. This loan is amortized semi-annually and as of December 31, 2004, the outstanding balance of this loan is ¥4,869 million.

On June 7, 1996, the Company entered into an agreement with the “International Finance Corporation” (the “IFC Facility”). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer-term debt.

In March 1998, the Company paid US$150 million of the outstanding debt under the IFC Facility with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company’s annual net income equivalent in U.S. dollars, paid semi-annually. Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of December 31, 2004.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network. As of December 31, 2004 the balance of this debt is US$ 23.1 million.

In September 2000, the Company issued discounted promissory notes of Bs 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs 7,000 each, with maturities between 5 and 10 years.

In a Shareholders’ Meeting held on March 31, 2004, the issuance of Commercial Paper for an amount up to US$ 100 million or the equivalent in bolivars was approved. On September 30, 2004, Comisión Nacional de Valores (CNV), the Venezuelan securities commission approved the first issuance of commercial paper for up to Bs 80,000. As of December 31, 2004, the first three series were issued for a total amount of Bs 46,000 from the first issuance, of which Bs 44,505 have been placed in the market at discount and annual interest rate of 12.59% due in June 2005. The remaining portion of Bs. 1,495 was placed in January 2005.

On December 22, 2004, the CNV approved the second issuance of commercial paper by CANTV for up to Bs. 112,000. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following the Commission’s approval.

As of December 31, 2004 estimated payments of long-term debt are: Bs 169,605 in 2005, Bs 29,287 in 2006, Bs 29,441 in 2007, Bs 21,233 in 2008, Bs 12,876 in thereafter, translated into bolivars at the exchange rate at this date.

NOTE 12 - OTHER CURRENT LIABILITIES:

Other current liabilities as of December 31, were comprised of the following:

	2004	2003
Concession tax	64,378	60,196
Subscriber rights	74,791	80,790
Accrued liabilities	59,695	37,279
Income, value added and other taxes (Note 16 - Taxes)	75,134	63,630
Interest payable	3,995	12,388
Technical and administrative services due to shareholders	5,568	4,622
Other	17,443	16,315

	301,004	275,220

Subscriber rights represent up-front payment from customers when services are activated.

NOTE 13 - RETIREMENT BENEFITS:

Pension plan

The Company sponsors a non-contributory pension plan for its employees. The benefits to be paid under the plan are based on years of service and the employee’s final salary. As of December 31, 2004 and 2003, the Company has funded Bs 606,141 (includes US$ 279.6 million) and Bs 544,010 (includes US$ 237,7 million), respectively, in a trust for this benefit plan on behalf of the retirees.

The components of pension (benefit) expense for the years ended December 31, are as follows:

	2004	2003	2002
Benefits earned during the year	17,667	23,148	24,636
Interest cost on projected Benefit obligation	34,867	48,700	45,458
Return on assets	(32,408)	(27,757)	(17,585)
Actuarial gain recognized	(45,176)	(21,049)	(2,803)

	(25,050)	23,042	49,706

The accrued pension plan obligations as of December 31, are as follows:

	2004	2003
Active employees	307,223	315,994
Retirees	203,636	213,054

Projected Benefit obligations	510,859	529,048
Funded amount in trusts at fair value	(606,141)	(540,071)
Unrecognized net actuarial gain	381,566	377,910

Pension obligations (including current portion of Bs 41,255 and Bs 43,551, respectively)	286,284	366,887

Unrecognized net actuarial gains are generated mainly from changes in future estimated inflation rates which have a significant impact on pensions since they are not increased by inflation. The greater the projected inflation rates, the lower the present value of the projected benefit obligation. Due to the volatility of the Venezuelan economy, projected inflation rates are revisited every year.

Reconciliation of changes generated during the year in the net pension liability recognized is as follows:

	2004	2003
Pension at the beginning of the year	366,887	479,539
Expense (benefit) of the year	(25,050)	23,042
Payments and contributions during the year	(55,553)	(135,694)

Pension plan at the end of the year	286,284	366,887

Assumptions used to develop the projected benefit obligation are as follows:

	2004	2003
Discount rate	6.62%	7%
Expected return on plan assets	7%	6%
Rate of compensation increase	1.96%	2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates.

Post-retirement benefits other than pensions

The Company records medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations.

The components of post-retirement benefit expense for the year ended December 31, are as follows:

	2004	2003	2002
Benefits earned during the year	7,407	7,466	6,958
Interest cost on accumulated post-retirement Benefit obligation	43,669	43,866	39,577
Actuarial loss recognized	13,309	14,390	8,655

	64,385	65,722	55,190

The accrued post-retirement benefit obligation as of December 31, are as follows:

	2004	2003
Active employees	200,781	132,190
Retirees	516,372	519,371

Accumulated post-retirement benefit obligation	717,153	651,561
Unrecognized net actuarial losses	(212,654)	(160,546)

Accrued post-retirement benefit (including current portion of Bs 47,628 and Bs 46,919, respectively)	504,499	491,015

Unrecognized net losses have been generated mainly from changes in the population and actual experience of payments made for claims.

Reconciliation of changes generated during the year in the net liability recognized for postretirement benefits, is as follows:

	2004	2003
Accrued post-retirement benefits obligations at the beginning of the year	491,015	465,603
Expense	64,385	65,722
Payments during the year	(50,901)	(40,310)

Accrued post-retirement benefits obligations at the end of the year	504,499	491,015

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

	2004	2003
Discount rate	6.61%	7%
Medical cost trend rate	1.96%	2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates.

The Company completed the review of the actuarial assumptions in light of the changing economic and business environment in Venezuela. The discount rate was set at 7% decreasing in the long term to a rate of 5%, equivalent to an effective rate of 6.62% for pension and 6.61% for post-retirement benefits; rate of compensation increase in 2% decreasing in the long term to 1%, equivalent to an effective rate of 1.96%; turnover rate from 10% to scales according to years of service and return on assets from 6% to 7%. These changes in assumptions resulted in a reduction of the Projected Benefit Obligations in pensions of Bs 90,296 and post-retirement benefits of Bs 32,705, with the related changes included as actuarial gains and losses.

Defined contribution plan

The Company has a defined contribution plan named Special Economic Protection Plan for Eligible Retirees (Protection plan) which includes a supplementary monthly payment to normal payments on pension benefits to retirees and survivors as of August 15, 1995, who receive a monthly pension equivalent to below Bs 30,000 (in nominal Bs), as well as those retirees who are older than 60 years of age with pension payments between Bs 30,001 (in nominal Bs) and Bs 70,000 (in nominal Bs). Contributions are distributed to retirees based on the number of years they have been retired. Additionally, each retired employee can receive a one-time annual bonus of Bs 145,000 (in nominal bolivars) at the Company’s discretion, of which Bs 881 and Bs 895 have been paid as of December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, the Company has funded Bs 18,583 (includes US$ 3.9 million) and Bs 20,946 (includes US$ 3.9 million), respectively, in a trust for this plan on behalf of these employees. The Company has no obligation to increase this plan.

Temporary support and solidarity program

In August 2004, the Company decided to create a new fund for those pensioners and retirees who for some reason are not beneficiaries from the pension established by the Venezuelan Social Security Institute, with the purpose of mitigating the impact of inflation on former employees’ income. This program allows the adjustment of the monthly income through the payment of a bonus, that will cease once the pension is obtained from the Venezuelan Social Security Institute, or any other pension benefits are received. This program will benefit pensioners and retirees older than 49 years and six months. Participation in this program is voluntary by CANTV. As of December 2004, the Company has a liability of Bs 9,074 related to this program.

NOTE 14 - SHAREHOLDERS’ EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comisión Nacional de Valores (CNV), regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions that limit the ability of the Company to pay cash dividends (see Note 11 - Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings”. The Capital Markets Law mandates that the Company annually distribute no less than 50% of its net annual income to its shareholders, after income tax provision and having deducted the required legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall be initially applied to offset such deficit.

According to CNV Standards, unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividend distribution.

Net income for the year ended December 31, 2004, including dividends received from subsidiaries, available for dividend distribution, is composed as follows:

Consolidated net income for 2004	306,684
Less: equity participation in subsidiaries	(219,030)

Income available as base for distribution	87,654
Plus: Dividends paid by subsidiaries	79,349

Net income available as base for distribution after considering dividends from subsidiaries	167,003

The Capital Markets Law establishes that dividends must be declared in a Shareholders’ Meeting at which shareholders determine the amount, form and frequency of the dividend payment. Additionally, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning in 2002, the Company established the guidelines for annual dividend distribution. These guidelines include the distribution to shareholders of 50% of prior year free cash flow,

defined as free cash flow taken from annual audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments according to the Board of Directors’ recommendation and approval of the Annual Shareholders’ Meeting, according to current Venezuelan legislation.

On December 7, 2004, a Shareholders’ Meeting declared a dividend of Bs 120 per share to be paid on December 22, 2004 to shareholders of record as of December 15, 2004.

On March 31, 2004, a Shareholders’ Meeting declared a cash dividend of Bs 550 per share. These dividends were paid on April 16, 2004 to shareholders of record as of April 12, 2004.

On December 2, 2003, an extraordinary Shareholders’ Meeting declared a dividend charged to retained earnings as of December 31, 2002 of Bs 350 per share. These dividends were paid on December 19, 2003 to shareholders of record as of December 12, 2003.

On March 28, 2003, an Ordinary Shareholders’ Meeting Approved the remaining payment of the ordinary dividend for 2003 of Bs 71 per share, payable on April 23, 2003, to shareholders of record as of April 9, 2003.

On December 10, 2002, an extraordinary Shareholders’ Meeting declared an extraordinary dividend with a charge to retained earnings as of December 31, 2001 of Bs 165 per share. The Board also approved the payment of a portion of the ordinary dividend for 2003 of Bs 140 per share. These dividends were paid on January 15, 2003 to shareholders of record as of January 2, 2003.

On March 22, 2002, an Ordinary Shareholders’ Meeting declared a cash dividend of Bs 41.60 per share to shareholders of record as of May 24, 2002. This dividend was paid on June 6, 2002 by the Company.

Capital stock

Capital stock is represented by 787,140,849 shares at December 31, 2004, with a nominal value of Bs 36.9 each share, detailed as follows:

Shareholders	Class	Number of shares (in thousands)
Verizon Communications, Inc. (GTE Venholdings B.V.)	A	196,401
Telefónica Venezuela Holding B.V.	A	54,407
Banco Mercantil	A	367
Inversiones TIDE, S.A.	A	3
Banco de Desarrollo Económico y Social de Venezuela	B	51,900
Workers Trusts and Employees	C	45,043
Verizon Communications, Inc. (GTE Venholdings B.V.)	D	28,009
Public Shareholders	D	400,170

		776,300
Workers benefit shares	C	10,841

		787,141

Class “A” shares may only be owned by the former members of VenWorld Telecom, C.A. (VenWorld), the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, in an Extraordinary Shareholders’ Meeting of VenWorld, approved the liquidation of the Consortium and shares were converted into Class “A” shares of CANTV. Any Class “A” share transferred to any entity, not wholly-owned by the Participants of VenWorld would be automatically converted into Class “D” shares.

Class “B” shares may only be owned by the Government. The transfer of Class “B” shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class “D” shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class “C” shares. Class “B” shareholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other shareholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to By-laws.

Class “C” shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class “C” shares represent at least 8% of the capital stock of CANTV and the right to elect one member, provided that such shares represent at least 3% of the capital stock of CANTV.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. Holders of Class “D” shares will have the right to elect, in conjunction with the other shareholders, any members of the Board of Directors, at the time the Class “B” and “C” shareholders lose the right to designate them according to CANTV’s By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV’s capital stock in a global public offering. The Company’s Class “D” shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class “D” shares.

Repurchase programs

On October 24, 2001, an Extraordinary Shareholders’ Meeting approved a share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of US$30 per ADS or US$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased and converted into treasury shares which are presented at acquisition cost. On December 2, 2003 an Extraordinary Shareholders’ Meeting approved the reduction from capital stock of these shares. Legal tasks required for this reduction were completed during the first quarter of 2004.

Workers’ Benefit Fund

In 1993, the Company created a bank trust known as the “Benefit Fund” with the purpose of acquiring Class “C” shares up to 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to workers from CANTV in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award”. This contribution is recognized as expense as long as the workers earn stock awards. On October 24, 2001, an Extraordinary Shareholders’ Meeting approved the increase of this fund via the internal purchase of Class “C” shares of up to 2% of the capital stock as of December 2, 1991. As of December 31, 2004, the trust maintains 10,841.088 shares presented as a separate account in the consolidated shareholders’ equity.

Assets from the trust are consolidated as part of the consolidated balance sheet and these Class “C” shares are presented as a deduction of shareholders’ equity.

Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year’s net income to a legal reserve until such reserve equals at least 10% of capital stock.

In 2004, the Company released against retained earnings Bs. 68,900 from the legal reserve related to the excess maintained over the 10% of capital stock adjusted for inflation as of December 31, 2004. This excess corresponded to the portion of the legal reserve related to capital stock reductions which had not been released at the time the capital stock reductions occurred.

NOTE 15 - FINANCING COST, NET:

Financing benefit (cost), net for the years ended December 31, is as follows:

	2004	2003	2002
Interest income	63,349	73,447	56,590
Interest expense	(19,754)	(43,247)	(51,410)
Exchange gain (loss), net	6,329	(53,651)	(68,586)
Monetary result (Note 15)	(24,673)	3,804	49,004

	25,251	(19,647)	(14,402)

The net exchange gain (loss) reflects the effect resulting from adjusting temporary investments and the debt denominated in foreign currencies, principally U.S. dollars and Japanese yen into bolivars at the exchange rates as of December 31, 2004 and 2003 (see Note 5 - Balances in foreign currency). In addition, exchange gain (loss), net for the year ended December 31, 2004 includes Bs 8,445 from the realization of the translation adjustment previously recorded in equity due to the sale of New Skies Satellites N.V, (see Note 10 - Other assets)

Effective February 12, 2002, the Government decreed free currency fluctuation, which effectively stopped the band system. From that date, the exchange rate used for purchases and sales of currencies was fixed based on free market fluctuation resulting from supply and demand. The BCV purchased and sold currencies in the market through an auction system with the foreign exchange market operators. During the initial business days of free foreign currency fluctuation there was strong bolivar devaluation. Effective January 21, 2003, the Venezuelan Government and the BCV suspended the trading of foreign currencies in the country and established the current exchange control regime (see Note 21 - Exchange control).

The devaluation of the bolivar against the U.S. dollar was 20%, 14% and 85% for the years ended December 31, 2004, 2003 and 2002, respectively.

Monetary result reflects the gain or loss from holding net monetary assets or liabilities during an inflationary period, which was 19%, 27% and 31%, for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 16 - MONETARY POSITION:

For the year ended December 31, the gain (loss) from net monetary position, is as follows:

	2004	2003	2002
Net monetary asset (liability) position at the beginning of the year	154,001	(502,980)	(626,900)
Revenue and expenses, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	1,980,318	1,542,740	1,665,527
Additions to non-monetary assets and liabilities	(1,290,576)	(259,854)	(846,829)
Pension plan and post-retirement benefits payments	(106,454)	(176,004)	(256,763)
Dividends declared	(571,587)	(400,054)	(418,433)
Exchange gain (loss), net	6,329	(53,651)	(68,586)

Estimated net monetary asset (liability) position at the end of the year	172,031	150,197	(551,984)
Net monetary asset (liability) position at the end of the year	147,358	154,001	(502,980)

Monetary result	(24,673)	3,804	49,004

NOTE 17 - TAXES:

Income tax

In accordance with Venezuelan tax regulations, CANTV and its subsidiaries are individually is taxed on their net income on an historical cost basis plus a tax inflation adjustment on the Company’s non-monetary assets and liabilities, net of shareholders’ equity. This tax inflation adjustment differs from book inflation adjustment, which is non-taxable.

The main reconciling items between the financial and tax result relate to the effect of the regular inflation adjustment for tax purposes, allowance for doubtful accounts, pension plan and provision for legal and tax contingencies.

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit not used may be carried forward for three years. As of December 31, 2004, CANTV does not have any carry-forward tax credits. CANTV.Net, however, has the following investment tax credit carry-forwards available:

	Origin	Bs.	Carried forward until
CANTV.Net	2002	726	2005
	2003	397	2006
	2004	307	2007

		1,430

The Income Tax Law also allows fiscal losses to be carried forward and recovered over for three years from the year of incurrence and over one year for tax credits for fiscal losses from tax inflation adjustment. As of December 31, 2004, the subsidiary CANTV.Net had tax losses of approximately Bs 1,909 from the tax inflation adjustment, which can be carried forward until December 31, 2005.

Reconciliation between income tax expense included in the consolidated statements of operations and the expense resulting from the application of the statutory tax rate to the income before income taxes, is as follows:

	2004	2003	2002
Income before income taxes	399,673	78,529	137,823
Statutory income tax rate	34%	34%	34%

Tax expense	135,889	26,700	46,860
Non-taxable book inflation adjustment	187,575	281,843	197,653
Utilization of investment tax credits	(42,504)	(48,097)	(59,330)
Tax inflation adjustment	(268,928)	(225,777)	(187,187)
Other Non-taxable and non-deductible items, net	79,161	7,751	37,570

Income tax	91,193	42,420	35,566

As of December 31, 2003, Other non-taxable and non-deductible items, net include Bs 46,243 as a non-deductible item from the loss generated from the sale of US dollar denominated bonds (see note 21 - Exchange control).

On December 28, 2001, Law No. 71 including the Amendment to the Income Tax Law was published in Extraordinary Official Gazette No. 5566. The most significant changes are as follows:

a.	Imputation of foreign losses to domestic income or losses will not be admitted.

b.	The dividend tax regulations established book income to be approved by the Shareholders’ Meeting on the basis of the consolidated financial statements prepared in conformity with VenGAAP the legal source of dividends.

c.	The implementation of a 1% tax advance that shall be paid on dividends declared per share. The tax advance will be calculated on the total value of the dividend declared.

d.	Elimination of the standard providing rejection of expense for payments where the income tax withholding agents do not comply with formal duties provided by the special income tax withholding Regime.

e.	New standards were applied to the tax inflation regime adjustment, and certain existing standards were modified.

On September 24, 2003, Decree No. 2507 of the Income Tax Law Regulations was published in the Extraordinary Official Gazette No. 5662, superseding Decree No. 2940 dated May 13, 1993. This regulation is based on the current Income Tax Law.

Corporate assets minimum tax

Corporate assets minimum tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The corporate asset minimum tax law permits the carry forward of any corporate asset minimum taxes paid as an income tax credit for the following three years.

As of December 31, 2004 CANTV and its subsidiaries do not have any carry-forward tax credits. However, CANTV.Net, a wholly-owned subsidiary, had Bs 946 of corporate asset alternative minimum tax, and which Bs. 357 may be carried forward until 2005 and generated in 2005 Bs. 588 carried forward until 2007.

On August 17, 2004, the Law superseding this tax was published in Official Gazette No 38002, to be effective beginning September 1, 2004.

Value added tax (VAT)

In May 1999, the Venezuelan government enacted by decree the Value Added Tax Law. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each stage. The VAT rate is set annually in the Venezuelan Budget Law and as of December 31, 2004 the applicable rate is 15% (16% from December 2003 until August 2004). This Law also introduced, effective December 2002, an additional 10% tax rate on defined luxury goods and services.

Bank debit tax

In March 2002 the Venezuelan Government enacted by decree the Bank Debit Tax Law. This tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units (equivalent to Bs 790,400 in nominal Bs). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs 988,000 nominal value). The applicable tax rate was 0.75% until December 31, 2003 (1% until June 2003) and changed to 0.5% from January 1, 2004 until December 2004. During the year ended December 31, 2004, CANTV and its subsidiaries incurred a bank debit tax expense of approximately Bs 19,349 million (Bs 32,194 million as of December 2003).

NOTE 18 TRANSACTIONS WITH RELATED PARTIES:

In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its shareholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters related to the Company. The Government is also the largest customer of the Company (see Note 7 - Accounts receivable from Venezuelan Government entities).

Transactions with shareholders affiliates include purchase of inventories, supplies, plant and equipment, technical and administrative services and net revenues related to settlement of international telephone traffic with affiliates of Verizon Communications Inc (Verizon). Amounts for these transactions for the years ended December 31 are as follows:

	2004	2003	2003
Purchase of inventories, supplies, plant and equipment of shareholders’ affiliates	68,140	13,637	22,336

Technical and administrative service expenses	12,485	36,498	63,167

Net revenues related to the settlement of international telephone traffic with affiliates	(1,851)	2,468	3,704

Transactions for technical and administrative services are related to consulting in technology developments, strategic planning and analysis, training and personnel services, among others.

As of December 31, 2004 and 2003, the Company has recorded payables to Verizon for Bs 33,391 and Bs 33,509, respectively. These balances are included in accounts payable and do not bear interest.

NOTE 19 - COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a.	Capital expenditures

Payment commitments of the Company as of December 31, 2004, related to capital expenditures, are approximately US$ 50 million.

b.	Operating leases

The Company leases equipment and real estate properties under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. For the years ended December 31, 2004, lease commitments for real estate properties were Bs 30,585.

c.	Litigation

The Company is involved in a number of legal and administrative proceedings, including:

In May 2000 and December 1999, Servicio Nacional Integrado de Administración Tributaria (SENIAT), the Venezuelan tax authority, notified CANTV and Movilnet concerning the imposition of tax assessments amounting to Bs. 271,179 million and Bs. 26,954 million, respectively, expressed in nominal bolivars. These assessments were primarily related to the rejection of investment tax credits taken by CANTV in fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to the investment tax credits, claiming that telecommunications activity is not a qualified industrial activity entitled to an investment tax credit. This question is currently under judicial review, and in the opinion of management and its legal counsel, there is a high probability that a favorable decision will be obtained. In addition, management notes that, in the past, the tax court reviewing the validity of the investment tax credits has upheld similar treatment of investment tax credits by another telecommunications company. However, the latter decision was appealed by SENIAT, and a final decision is still pending.

In June 2002, Caveguías was subject to a tax review by SENIAT in connection with a tax assessment of approximately Bs. 44,312 million, expressed in nominal bolivars. This review was performed on tax returns for fiscal years ended December 31, 1996, 1997, 1998 and 1999. The tax authority objected to the deferral of revenues related to the sale of advertising space. This review was appealed by the Company. In the opinion of management and its legal counsel, there is a high probability of a favorable decision.

In June 2003, a commercial associate introduced a request for arbitrage in the Caracas Arbitrage Center of the Chamber of Commerce, claiming default in the compliance with an agreement and damages of Bs 20,399 against Movilnet. On October 8, 2003, Movilnet responded to this claim, and in January 2004 proceeding began in the Arbitrage Court. In

September 2004, this arbitrage center declared in favor of the commercial associate and required a payment of Bs 8,000 by the Company, which was paid in January 2005.

During February 2004, CANTV Telecommunication Centers were subject to reviews by the tax authority, in two central states. As a result of this review, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance in connection with the application of certain value added taxes. Some of the sanctions were effective while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV’s responsibility as business allies. Damages might be attributable to both CANTV and the Telecommunication Centers as co-participants. The portion to be assigned to each party is currently being determined. CANTV has made an estimate provision during 2004 for this contingency.

In May 2004, Digitel filed a lawsuit against CANTV with the Supreme Court claiming damages in the amount of Bs. 9.6 billion for differences in the exchange rate applicable to interconnection charges. Management and its legal counsel believe there is a high probability that a final decision will be favorable to CANTV.

In December 2004, CONATEL notified CANTV regarding the tax files resulting from the review of tax payments established pursuant to the Telecommunications Law made by CANTV in 2000, Movilnet and CANTV.Net from 2000 to 2003. The main concepts objected to by CONATEL in the calculation of the taxable base for these taxes are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet, the exclusion of net interconnection revenues from the taxable base for the Special Telecommunications Tax for wireless services. In the case that these tax files materialize in tax assessments, total amounts objected would be Bs 4,689 for CANTV, Bs 36,564 for Movilnet and Bs 381 for CANTV.Net. Currently, the issuance of the final resolutions from the Administrative Summary are being expected from CONATEL to assess the imposition of resources to take place. Based on the external legal counsel opinion, the Company has not recorded any provision related to these files.

In September 2004, the Social Chamber of the Supreme Court denied a lawsuit related to pension payments filed by the Venezuelan National Telephone Federation of Retirees and Pensioned (FETRAJUPTEL) against CANTV.

Later in January 2005, the Constitutional Chamber of the Supreme Court declared admissible the revision requested by the Venezuelan National Telephone Association of Retirees and Pensioned (AJUPTEL-Caracas) about the referred decision of September 2004, and in consequence, the Constitutional Chamber declared the annulment of the decision and submitted the file to the Social Chamber for a new pronouncement.

The Constitutional Chamber’s decision issued in January 2005, also indicates that if the retirees pensions are lower that the minimum urban wage, they should be adjusted to the minimum wage. CANTV’s management, based on the advice of its external legal counsels, considers that some of the criteria in review will be declared favorably to CANTV, and for the other criteria the Company has estimated a potential additional liability. In accordance with applicable accounting principles, this contingency is considered probable, and therefore, this potential additional liability was recorded in the consolidated financial statements as a provision for contingencies as of December 31, 2004.

This provision was estimated by CANTV’s management based on what the Company considers will be the most probable outcome of this labor lawsuit. However, it is not possible to determine the exact amount of this potential liability until a new pronouncement of the Social Annulment Chamber is issued.

In addition, an important number of labor lawsuits and claims have been made against CANTV for Bs. 202,463, expressed in nominal bolivars most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation between the parties involved and currently is in the process of resolving former employee claims and lawsuits.

Based on the opinion of legal counsels in charge of these proceedings, Management and its legal counsel believe that most of these cases will be resolved in the Company’s favor and believe that provisions recorded for Bs 122,221 are reasonable as of December 31, 2004 to cover the risks for these contingencies.

d.	Concession mandates

Currently, there is no mandatory plant modernization required under the concessions.

Current regulations require that Basic Service Telecommunications Operators are required to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of December 31, 2004, the Company has complied with the obligations established in these regulations.

The guidelines for the November 2000 market opening in Venezuela (see Note 4 - Regulation) included certain quality and service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Providence about quality service regulations applicable to all basic services operators. This Providence was published in the Official Gazette No. 37,698 as of June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which, operators have a gradual period of up to three quarters to reach minimum and maximum targets established in this Providence. Through the Administrative Providence No. 530, published on December 13, 2004, CONATEL granted an extension until December 31, 2004 for the operators to adapt their measurement systems and mechanisms.

NOTE 20 - SEGMENT REPORTING:

The Company’s reportable segments are individual strategic business units offering different telecommunications products and services. Each business requires different technology and marketing strategies and is managed separately. The Company manages its operations in two business segments: wireline and wireless services. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services. Substantially all of the Company’s businesses are conducted in Venezuela.

Segment results for years ended December 31, 2004. 2003 and 2002, and assets as of December 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
Wireline services:
Operating revenues -
Local and domestic long distance usage	961,419	1,057,082	1,188,986
Basic rent	301,333	298,416	382,798

Local and domestic long distance	1,262,752	1,355,498	1,571,784

International long distance	113,798	116,819	155,109
Net settlements	(2,310)	13,861	21,959

International long distance	111,488	130,680	177,068

Fixed to mobile outgoing calls	658,918	673,105	856,678
Interconnection incoming	107,247	104,568	75,681
Other wireline-related services	987,433	772,631	613,884

Total operating revenues	3,127,838	3,036,482	3,295,095

Intersegment revenues	(420,561)	(313,629)	(245,215)

Operating (loss) income	109,380	(80,201)	16,767

Depreciation and amortization	795,551	1,076,543	1,104,941

Capital expenditures, net	240,386	104,302	275,395

Assets at the end of the year	6,235,316	7,235,127	7,903,115

Wireless services:
Operating revenues -
Access	94,576	70,407	66,161
Airtime	544,786	396,274	401,350
Interconnection	416,173	379,204	450,829
Usage	245,544	190,426	114,569
Equipment sales	207,604	62,972	17,690
Other	53,177	55,369	70,130

Total operating revenues	1,561,860	1,154,652	1,120,729

Intersegment revenues	(304,715)	(274,664)	(338,193)

Operating income	236,815	210,605	127,672

Depreciation and amortization	152,199	135,448	185,803

Capital expenditures, net	232,353	29,801	323,017

Assets at the end of the year	2,080,476	2,187,573	2,229,296

The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements as of December 31, are as follows:

Reconciliation of operating revenues:

	2004	2003	2002
Reportable segments	4,689,698	4,191,134	4,415,824
Other telecommunications-related services	208,293	252,259	237,320
Elimination of intersegment operating revenues	(791,368)	(695,058)	(689,416)

Total operating revenues	4,106,623	3,748,355	3,963,728

Reconciliation of operating income:

	2004	2003	2002
Reportable segments	346,195	130,404	144,439
Other telecommunications-related services	9,176	10,332	15,757
Elimination of intersegment operating income	2,711	2,791	1,403

Total operating income	358,082	143,527	161,599

Reconciliation of assets:

	2004	2003	2002
Reportable segments	8,315,792	9,442,700	10,132,411
Elimination of assets	(1,966,885)	(3,146,453)	(2,805,501)
Other telecommunications-related services	260,764	579,430	521,288

Assets at the end of the year	6,609,671	6,855,677	7,849,198

NOTE 21 - EXCHANGE CONTROL:

By means of an agreement between the Venezuelan Government and the BCV, published in the Official Gazette No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette No 37,618 of January 27, 2003.

On February 5, 2003, exchange agreements 1 and 2 were published in the Official Gazette No. 37,625, and on February 7, 2003, exchange agreement 3 was published in the Official Gazette No. 37,627 (collectively the “Agreements”). The Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Agreements. The Agreements, among other things, establish the following conditions:

a) The BCV will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b) The Comisión de Administración de Divisas (CADIVI) (Foreign Currency Administration Commission) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Agreements;

c) The applicable exchange rates subsequent to the Agreements effective dates were Bs 1,596/US$1 for purchase and Bs 1,600/US$1 for sale; and,

d) The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency will be halted until the BCV and the Venezuelan Government frame rules to make these transactions.

Additionally, the Venezuelan Presidency issued Decree No. 2,302 on February 5, 2003, as amended by Decree No. 2,330 of March 6, 2003, that established for the functions of CADIVI as well as the Standards for Administration and Control of Foreign Currencies. As provided by this decree, the President of the Republic, in Council of Ministers, approved the general guidelines for the distribution of the foreign currencies in the exchange market, based on CADIVI’s opinion and the budget of foreign currencies that are prepared under the application of the exchange agreement. This decree also establishes that the acquisition of foreign currencies are subject to prior registration of the interested party in the registry of users and the authorization to participate in the exchange regime with the supporting documentation and other requisites to be established by CADIVI.

On April 22, 2003 and on June 18, 2003, Norms No. 25 and No. 34 were published in the Official Gazettes No. 37,674 and No. 37,714, respectively, by means of which, CADIVI manages the administration and formalities for foreign currency acquisition in order to pay public foreign debt acquired before January 22, 2003. External debt registered with CADIVI was US$212 million and US$52 million from CANTV and Movilnet, respectively.

On February 6, 2004, the Finance Ministry, together with the BCV, modified the exchange rate set out under Agreement No. 2 dated February 5, 2003 and established the new exchange rate effective as of that date at Bs 1,915.20/US$1 for purchase and Bs 1,920/US$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for exchange currency for the import of goods and services for the telecommunications industry, effective beginning that date. Accordingly, the Company must request the exchange currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

The Government has issued Decrees and Providences establishing the requisites, controls and steps for the authorization for the acquisition of foreign currency, as well as the general guidelines for the distribution and administration of these foreign currency in the exchange market.

In order to guarantee access to foreign currency for essential goods and services and debt payments, should CADIVI fail to approve the timely acquisition of foreign currency, the Company acquired $74.2 million (nominal value) of Venezuelan debt Bonds in August 2003. These bonds were denominated in US dollars and paid in bolivars at the official exchange rate of Bs. 1,600 per US dollar. In September 2003 these bonds were sold at market value, and a loss of Bs. 46.243 was recognized in the results of the Company and included in the consolidated statements of operations as Other expenses, net in that month.

As of December 31, 2004, the Company has requested from CADIVI a total of US$848.8 million, since the establishment of the exchange control regime. As of December 31, 2004, CADIVI has approved US$752.3 million of which US$637.6 million has been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

NOTE 22 - INTENT FOR THE ACQUISITION OF DIGITEL:

On November 1, 2004, a purchase agreement was signed with TIM International N.V. for the acquisition of 100% of Digitel at a total value of US$450 million, which includes granting a loan to Digitel in the equivalent amount in bolivars of US$225 million for the prepayment of Digitel debt, subject to the approval of CADIVI for the receipt of foreign currency by Digitel; and the payment for the value of the shares. This transaction is subject to the approval of CONATEL and Pro-Competencia and to the date no approval has been obtained and no payment has been made.

NOTE 23 - ADOPTION OF INTERNATIONAL REPORTING FINANCIAL STANDARDS:

CNV, pursuant to Resolution No. 157-2004 published on the Official Gazette No. 38,085 dated December 13, 2004 resolved that companies making public securities offers under the Capital Market Law, must prepare and present their financial statements adjusted to International Financial Reporting Standards (IFRS’s) beginning January 6, 2006 with IFRS’s effective on January 1, 2005. In addition, these companies must prepare and present to the CNV a balance sheet as of December 31, 2004 according to IFRS’s together with notes related to the main accounting policies used, and a detailed description of the adjustments performed to convert the balance sheet to IFRSs, which will be only used to evaluate the effects of this adoption.

NOTE 24 - SUBSEQUENT EVENTS:

a) Issuance of Commercial Paper:

In January 2005, the third, fourth and fifth series related to the first issuance of commercial paper were issued for Bs 34,000, placed at discount in the market at an annual interest rate of 12.50% due in July 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: March 11, 2005